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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  Conversion Technologies International, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  212546105


  (Date of Event Which Requires Filing of this Statement)

                       June 30, 1999

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/X/ Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP Number: 212546105

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Peter A. Wright


2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only


4.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:


6.  Shared Voting Power:

         6,120,000 (includes (i) 56,000 Series A Convertible
         Preferred Stock convertible into 1,120,000 shares of Common Stock and (ii) 250,000 Series B
         Convertible Preferred Stock convertible into
         5,000,000 shares of Common Stock)

7.  Sole Dispositive Power:



8.  Shared Dispositive Power:

         6,120,000 (includes (i) 56,000 Series A Convertible
         Preferred Stock convertible into 1,200,000 shares of Common Stock and (ii) 250,000 Series B
         Convertible Preferred Stock convertible into
         5,000,000 shares of Common Stock)





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9.  Aggregate Amount Beneficially Owned by Each Reporting
Person

         6,120,000 (includes (i) 56,000 Series A Convertible
         Preferred Stock convertible into 1,200,000 shares of Common Stock and (ii) 250,000 Series B
         Convertible Stock convertible into 5,000,000 shares of Common Stock)

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares


11. Percent of Class Represented by Amount in Row (9)

          5.4%

12. Type of Reporting Person

          IN































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CUSIP Number: 212546105

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         P.A.W. Offshore Fund, Ltd.


2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only


4.  Citizenship or Place of Organization

         Bahamas

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:


6.  Shared Voting Power:

         6,120,000 (includes (i) 56,000 Series A Convertible
         Preferred Stock convertible into 1,120,000 shares of Common Stock and (ii) 250,000 Series B
         Convertible Preferred Stock convertible into
         5,000,000 shares of Common Stock)

7.  Sole Dispositive Power:



8.  Shared Dispositive Power:

         6,120,000 (includes (i) 56,000 Series A Convertible
         Preferred Stock convertible into 1,200,000 shares of Common Stock and (ii) 250,000 Series B
         Convertible Preferred Stock convertible into
         5,000,000 shares of Common Stock)

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person



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         6,120,000 (includes (i) 56,000 Series A Convertible
         Preferred Stock convertible into 1,200,000 shares of Common Stock and (ii) 250,000 Series B
         Convertible Stock convertible into 5,000,000 shares of Common Stock)

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares


11. Percent of Class Represented by Amount in Row (9)

          5.4%

12. Type of Reporting Person

          CO

































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Item 1(a) Name of Issuer:  Conversion Technologies
          International, Inc.

      (b) Address of Issuer's Principal Executive Offices:

          7 Bartola Drive
          St. Augustine, Florida 32086

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

          Peter A. Wright
          10 Glenville Street
          Greenwich, CT 06831-3638

          P.A.W. Offshore Fund, Ltd.
          c/o MeesPierson Fund Services
          Montague Sterling Centre
          East Bay Street
          Nassau, Bahamas

          Peter A. Wright - United States citizen
          P.A.W. Offshore Fund, Ltd. - Bahamian company

    (d)   Title of Class of Securities:  Common Stock

    (e)   CUSIP Number:  212546105

Item 3.  If this statement is filed pursuant to Rule
13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

    (a) / / Broker or dealer registered under Section 15 of the Act,

    (b)  / / Bank as defined in Section 3(a)(6) of the Act,

    (c)  / / Insurance Company as defined in
             Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee



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             Retirement Income Security Act of 1974 or
             Endowment Fund,

    (g)  / / Parent Holding Company, in accordance with Rule
             13d-1(b)(ii)(G),

    (h) / / Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

    (i) / / Church plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

    (j)  / / Group, in accordance with Rule 13d-
             1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

 Item 4. Ownership.

         (a) Amount Beneficially Owned:  6,120,000 shares
             (includes (i) 56,000 Series A Convertible
             Preferred Stock convertible into 1,200,000 shares of Common Stock and (ii) 250,000 Series
             B Convertible Preferred Stock convertible into
             5,000,000 shares of Common Stock) owned by Peter A. Wright and P.A.W. Offshore Fund, Ltd.

         (b) Percent of Class:  5.4% owned by Peter A.
             Wright and P.A.W. Offshore Fund, Ltd.

         (c) Peter A. Wright and P.A.W. Offshore Fund, Ltd.
             - 6,120,000 shares with shared power to vote or to direct the vote; 0 shares with sole power to vote or to direct the vote; 6,120,000 shares with shared power to dispose or to direct the disposition of; 0 shares with the sole power to dispose or to direct the disposition of

Item 5.  Ownership of Five Percent or Less of a Class.

         N/A

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.

         N/A



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Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported by the Parent
Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the
Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10.

    Certification for Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    P.A.W. OFFSHORE FUND, LTD.

        /s/ Peter A. Wright
    By: _________________________
        Peter A. Wright
        Director


        /s/ Peter A. Wright
        ___________________
        Peter A. Wright


    October 15, 1999
    __________________
    Date



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                         AGREEMENT

         The undersigned agree that this Schedule 13G dated

October 15, 1999 relating to the Common Stock of Conversion

Technologies International, Inc. shall be filed on behalf of the undersigned.


                             P.A.W. OFFSHORE FUND,LTD.

                                 /s/ Peter A. Wright
                             By: _____________________
                                 Peter A. Wright
                                 Director


                                 /s/ Peter A. Wright
                                 ___________________
                                 Peter A. Wright




























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